Exhibit 99.1
Canadian Solar Reports Third Quarter 2009 Results
and Issues 2010 Guidance
Q309 Highlights
•	87% increase in net revenues to $213.1 million, compared to Q209 net revenues of $114.2 million.

•	113% increase in shipments of 102.6 MW, compared to Q209 shipments of 48.2 MW, setting a new quarterly shipping record.

•	Gross margin of 16.3%, compared to Q209 gross margin of 20.2% and Q308 gross margin of 15.5%.

•	Net income of $0.69 per diluted share in Q309, compared to $0.49 per diluted share in Q209. Net profit of $25.3 million sets new quarterly record. Net profit margin reaches 11.9%.
Ontario, Canada, November 17, 2009 — Canadian Solar Inc. (the “Company”, “Canadian Solar” or “we”) (NASDAQ: CSIQ) today announced its unaudited financial results for the third quarter of 2009 ended September 30, 2009 and its outlook for the fourth quarter of 2009 and the full year 2010.
Net revenues for the third quarter of 2009 were $213.1 million, compared to net revenues of $114.2 million for the second quarter of 2009 and $252.4 million for the third quarter of 2008.
Net income for the third quarter of 2009 was $25.3 million, or $0.69 per diluted share, compared to $17.7 million, or $0.49 per diluted share, for the second quarter of 2009 and $11.1 million, or $0.31 per diluted share, for the third quarter of 2008.
Shipments for the third quarter of 2009 were 102.6 MW, compared to shipments of 48.2 MW for the second quarter of 2009 and 60 MW for the third quarter of 2008. Third quarter 2009 sales came from all geographic markets important to the solar industry, with Europe continuing to be the Company’s largest contributing geographic market. Sales in that region grew strongly in the quarter, increasing 179% from the second quarter of 2009.
Dr. Shawn Qu, Chairman and CEO of Canadian Solar, commented: “We broke our previous records on both MW shipment volumes and net profit in this quarter. The significant increases in sales and earnings were the result of the successful implementation of our global sales strategy combined with our strong brand name recognition, cost control and effective supply chain management. Our flexible vertical integration model allowed us to capture the sharp increase in market demand during the quarter and to raise our module sales faster than the growth of our internal cell capacity. Our R&D capability is another important competitive differentiator for Canadian Solar. During the quarter, three of our solar module products recorded the highest scores for P-type solar modules during the PV USA (PTC) tests, which are mandatory for the California Solar Initiatives. Subsequent to the quarter end, we pre-launched our high-output premium products using our enhanced selective emitter technology. These products are expected to have monocrystalline cell conversion efficiencies of 18.5% and multicrystalline cell efficiencies of 17%. We are also in the process of testing a cost effective two-axis tracker.”

Arthur Chien, CFO of Canadian Solar, noted: “We are pleased that we were able to aggressively grow our top line while delivering an 11.9% net margin. We remain focused on managing all operating and financing costs as we work to improve profitability. We expect the expansion of our internal cell facility in H1 2010 will help us to further offset ongoing industry pricing pressure, while at the same time increasing our manufacturing process control. Importantly, our disciplined management of our balance sheet continues to give us superior operating leverage and a low cost of financing. The recent successful closure of our follow-on stock offering in October further strengthened our balance sheet and prepares us for the Company’s expected growth in 2010.”

Revenue by Geography
	3Q 2009		2Q 2009		3Q 2008
Region	US$ million	%	US$ million	%	US$ million	%
Asia	13.6	6.4%	31.1	27.2%	16.4	6.5%
Europe	186.6	87.6%	66.9	58.6%	222.4	88.1%
America	12.9	6.0%	16.2	14.2%	13.5	5.4%

Total	213.1	100.0%	114.2	100.0%	252.4	100.0%

Recent Developments
•	We completed batch testing of our enhanced selective emitter cells and pre-launched our first commercially available 250/260 W modules at the Solar Power International conference in Anaheim. We have begun converting the first cell line over to our proprietary enhanced selective emitter technology and expect to begin limited commercial delivery of 260 W enhanced selective emitter modules early in 2010.

•	We have begun field-testing a two-axis tracker, which we believe will be more effective but considerably less expensive than similar products currently available on the market.

•	Completed a follow-on public offering of 6.9 million shares on October 21, 2009, which raised net proceeds of approximately $103.3 million.

•	Canadian Solar Japan recently received full JPEC certifications for our residential roof solar systems and JET certification for our solar modules. We have started to deliver these products to our Japanese customers.

•	Appointed Arthur Chien, our CFO, as our new Compliance Officer, effective November 2, 2009.

•	Appointed Charlotte Xi Klein as VP of Global Operations, effective November 2, 2009. Ms. Klein joined Canadian Solar as corporate controller in 2007 and most recently served as VP of Finance and Compliance Officer, where she was also instrumental in establishing Canadian Solar’s overseas operations during the past 12 months. Prior to joining Canadian Solar, she spent 18 years in the United States, where she obtained her MBA and MA degrees and worked her way up from cost accounting to controllership in sizable corporate manufacturing facilities, such as Saint-Gobain Corporation and Armstrong World Industries. She was previously a financial executive at ARAMARK Corporation, a Fortune 500 company. She is also a member of the AICPA and has been a Texas-licensed CPA since 1996.

•	Completed our recent expansion of solar module manufacturing capacity to 820 MW, which we believe is the world’s third largest.

•	On track in our Phase III solar cell capacity expansion, which we expect to bring our cell capacity from 270MW to 420MW by December 2009.

Outlook for Q409 and 2010
The outlook below is based on the Company’s current views with respect to operating and market conditions, its current order book and customer’ forecasts, which are subject to change. The risks to our guidance also include changes in product pricing, availability and pricing of feedstock, and the project financing environment.
We are reiterating our fourth quarter 2009 guidance of shipments of approximately 128 MW to 138 MW, with gross margin expected to be in the high-teens on a percentage basis. We expect shipments of approximately 295 MW to 305 MW for the full year 2009.
For the full year 2010, we believe our shipments will be in the range of 600 MW to 700 MW. We believe that the demand for our high quality solar modules will come from all major markets, including Germany, Italy, the U.S., the Czech Republic, South Korea and Spain. We also expect strong growth from our newer markets, such as Canada, Japan and China.
Given the demand forecast, the Company plans to increase our solar module production capacity from today’s 820 MW to 1 GW by the end of April 2010, and to increase our internal cell production capacity from 420 MW to 700 MW by June 2010. We also intend to slightly increase our internal ingot and wafer capacity in 2010.
Under this expansion plan, we expect to produce approximately 450 MW to 500 MW of solar cells internally, while outsourcing approximately 200 MW to 250 MW from our long-term solar cell partners.
By achieving a higher ratio of internal cell production compared to external sourcing, we expect to sustain gross margins in the high teens and maintain a healthy net profit margin.
Dr. Shawn Qu, Chairman and CEO, remarked: “We believe that we have reasonable visibility for our 2010 forecast based on our channel checks. We expect to more than double our shipments in 2010 and are preparing our capacity expansion accordingly. This rapid growth is driven by our sales strategy of combining a superior product with attractive pricing and value added services. Furthermore, we intend to continue to aggressively develop new markets for our products. We were successful in our strategy in the U.S., South Korea and the Czech Republic this year, and have targeted other new markets such as Canada, Japan and China for 2010. We believe this strategic diversification will significantly reduce our exposure to the traditional solar markets such as Germany, Italy and Spain and allow us to build a solid foundation for continued growth and market share expansion.”
Investor Conference Call / Webcast Details
The dial-in number for the live audio call, which will begin today, Tuesday, November 17, 2009 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. November 17, 2009 in Hong Kong), is +1-617-213-8059. The conference call passcode is 23659019. A live webcast of the conference call will also be available on our website at http://www.canadiansolar.com.
A replay of the call will be available approximately one hour after the conclusion of the live call through 12:00 p.m. on November 24, 2009, U.S. Eastern Time (1:00 a.m., November 25, 2009 in Hong Kong) by telephone at +1-617-801-6888. To access the replay, use passcode 19894949. A webcast replay will also be available at http://www.canadiansolar.com.

About Canadian Solar Inc. (NASDAQ: CSIQ)
Canadian Solar Inc. is a leading vertically integrated provider of ingot, wafer, solar cell, solar module and other solar applications. Canadian Solar designs, manufactures and delivers solar products and solar systems for on-grid and off-grid use to customers worldwide. Canadian Solar is one of the world’s largest solar module producers by manufacturing capacity. With operations in North America, Europe and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global sustainable development. For more information, visit http://www.canadiansolar.com.
Safe Harbor/Forward-Looking Statements:
Certain statements in this press release including statements regarding our expected future shipment volumes, gross and net margins, manufacturing capacities and cell conversion efficiencies, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on June 8, 2009, as amended by its report on Form 20-F/A filed on October 14, 2009. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc.
Unaudited Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

Item	3Q 2009	2Q 2009	3Q 2008	2009 1~9	2008 1~9

Net revenues	$213,126	$114,176	$252,362	$376,767	$636,183
Cost of revenues	178,392	91,096	213,256	322,848	535,765

Gross profit	34,734	23,080	39,106	53,919	100,418

Selling expenses	6,564	3,229	3,482	11,674	8,839
General and administrative expenses	7,327	6,410	9,267	18,255	21,178
Research and development expenses	964	530	603	1,963	1,352

Total operating expenses	14,855	10,169	13,352	31,892	31,369

Income from operations	19,879	12,911	25,754	22,027	69,049
Interest expenses	(2,498)	(1,913)	(3,385)	(6,665)	(9,717)
Interest income	756	2,849	819	4,168	979
Gain on debt extinguishment	—	—	—	—	2,430
Debt conversion expenses	—	—	—	—	(10,170)
Gain (Loss) on foreign currency derivatives	(1,381)	(1,050)	7,424	8,935	7,424
Exchange gain (loss)	9,665	6,038	(17,295)	12,827	(9,602)

Income before taxes	26,421	18,835	13,317	41,292	50,393
Income tax	(1,103)	(1,163)	(2,251)	(3,086)	(8,681)

Net income	$25,318	$17,672	$11,066	$38,206	$41,712

Less: net income attributable to non controlling interest	(25)	—	—	(25)	—
Net income attributable to CSI stockholders	$25,343	$17,672	$11,066	$38,231	$41,712

Basic earnings per share	$0.71	$0.50	$0.32	$1.07	$1.39
Basic weighted average outstanding shares	35,765,185	35,699,453	34,802,363	35,704,895	30,110,549
Diluted earnings per share	$0.69	$0.49	$0.31	$1.06	$1.34
Diluted weighted average outstanding shares	36,571,071	36,141,329	35,630,794	36,126,760	31,197,198
Note: The third quarter 2008 net profit was decreased by $4,841 and the nine months to September 30, 2008 net profit was increased by $1.1 million, as compared to the third quarter 2008 and the nine months to September 30, 2008 net profit as per prior press release announcements due to retrospective application of FASB Staff Position-APB 14-1 on January 1, 2009.

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

Item	September 30, 2009	December 31,2008

Assets
Current assets
Cash and cash equivalents	$103,094	$115,661
Restricted cash	132,620	20,622
Accounts receivable, net of allowance for doubtful accounts	227,704	51,611
Inventories	144,351	92,683
Value added tax recoverable	31,306	15,900
Advances to suppliers	17,399	24,654
Foreign currency derivative assets	—	6,974
Prepaid and other current assets	13,744	10,910

Current assets — subtotal	670,218	339,015

Property, plant and equipment, net	207,655	165,542
Intangible assets	202	263
Advances to suppliers	44,481	43,087
Prepaid land use right	12,599	12,782
Investment	4,171	3,000
Deferred tax assets — non current	7,912	6,966

Total assets	947,238	570,655

Liabilities and equity
Current liabilities
Short term borrowings	321,962	110,665
Accounts payable	156,487	29,957
Other payables	26,712	24,043
Advances from customers	1,839	3,571
Amounts due to related parties	356	94
Foreign currency derivative liabilities	1,850	—
Other current liabilities	6,470	4,333

Current liabilities — subtotal	515,676	172,663

Accrued warranty costs	14,282	10,847
Liability for uncertain tax positions	10,384	8,704
Convertible notes	857	830
Long term borrowings	30,751	45,357

Total liabilities	571,950	238,401

Common shares	395,425	395,154
Additional paid in capitals	(62,411)	(66,705)
Retained earnings (Accumulated deficit)	27,127	(11,104)
Accumulated other comprehensive income	15,161	14,909
Total CSI stockholders’ equity	375,302	332,254

Non-controlling interest	(14)	—

Total equity	375,288	332,254

Total liabilities and equity	$947,238	570,655